UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2005

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

On January 12, 2005, NTS Realty Holdings Limited Partnership (the "NTS Realty") entered into a new lease agreement with SHPS, Inc. (the "Tenant"), one of its current tenants. Pursuant to the terms of the lease, the Tenant agreed to continue to lease from NTS Realty the entire buildings known as Blankenbaker Business Center IA and Blankenbaker Business Center IB for a term of eleven years, commencing on January 12, 2005 and ending on January 11, 2016. These buildings, which are located at 11405 Bluegrass Parkway, Louisville, Kentucky, are comprised of an aggregate of approximately 160,689 rentable square feet. The lease requires the Tenant to pay annual rent of $10.12 per rentable square foot for the first five years of the lease term and $11.42 per rentable square foot each year for the remainder of the term. Tenant received $300,000 as an inducement to enter into the new lease and, so long as the Tenant is not in default under the lease, the Tenant will receive a credit against the annual rent due in the first year of the lease term equal, in the aggregate, to $300,000. This amount will be credited against the Tenant's monthly rental payments in the first three months of the lease term.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.,
        Managing General Partner

        /s/ Gregory A. Wells
        Gregory A. Wells
        Chief Financial Officer

Date: January 18, 2005